UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-56154

Guardforce AI Co., Limited

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Officers and Directors.

On March 1, 2021, Guardforce AI Co., Limited (the “Company”) announced that Mr. Jingxu (James) Wu was resigning from his position as a director of the Company, effective immediately. Mr. Wu’s resignation as a director was not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Effective March 1, 2020, Mr. Feng Dai was appointed as a member of the Company’s board of directors, replacing Mr. Wu in this position.

Feng Dai: Mr. Dai has been the General Manager of Guardforce AI (Hong Kong) Co., Limited since February 2021. Prior to that, he was the General Manager of a robotics development company based in Shenzhen, China. Mr. Dai graduated from Wuhan University of Science & Technology with a bachelor’s degree in Business Administration in 2006, and from National University in San Diego, California, with an MBA degree in International Business in 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LIMITED

March 2, 2021	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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